UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

Under the Securities Exchange Act of 1934

GlyEco, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

0000931799

(CUSIP Number)

Wynnefield Partners Small Cap Value, L.P. I 450 Seventh Avenue, Suite 509 New York, New York 10123 Attention: Mr. Nelson Obus

Copy to: Jeffrey S. Tullman, Esq. Kane Kessler, P.C. 1350 Avenue of the Americas, 26th Floor New York, New York 10019 (212) 541-6222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2015

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

CUSIP No. 0000931799	13D/A	Page 2 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,984,350 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 4,984,350 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,984,350 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 0000931799	13D/A	Page 3 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Partners Small Cap Value, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,054,943 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 3,054,943 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,054,943 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 0000931799	13D/A	Page 4 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,134,414 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,134,414 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,414 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000931799	13D/A	Page 5 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 461,540 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 461,540 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,540 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .7%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000931799	13D/A	Page 6 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital Management, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,039,293 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 8,039,293 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,039,293 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 0000931799	13D/A	Page 7 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Wynnefield Capital, Inc. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,134,414 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,134,414 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,134,414 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 0000931799	13D/A	Page 8 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Obus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 461,540 (See Item 5)
	8	SHARED VOTING POWER 10,173,707 (See Item 5)
	9	SOLE DISPOSITIVE POWER 461,540 (See Item 5)
	10	SHARED DISPOSITIVE POWER 10,173,707 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,635,247 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 0000931799	13D/A	Page 9 of 12

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Joshua Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 10,173,707 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 10,173,707 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,173,707 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 0000931799	13D/A	Page 10 of 12

This Amendment No. 6 (the "Amendment") amends and supplements the Items set forth below of the Statement of Beneficial Ownership on Schedule 13D, originally filed by the Wynnefield Reporting Persons (as defined in the Schedule 13D) with the Securities and Exchange Commission (the “Commission”) on October 15, 2013, as further amended by Amendment No. 1 filed on January 24, 2014, as further amended by Amendment No. 2 filed on March 13, 2014, further amended by Amendment No. 3 filed on March 28, 2014, as further amended by Amendment No. 4 filed on November 18, 2014 and as further amended by Amendment No. 5 filed on February 25, 2015 (collectively, the “Schedule 13D”) with respect to shares of common stock (the “Common Stock”), $0.0001 par value per share of GlyEco, Inc., a Nevada corporation (the “Issuer”) with its principal executive offices located at 4802 East Ray Road, Suite 23-196, Phoenix, Arizona 85044. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not defined herein shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

On April 14, 2015, the Wynnefield Reporting Persons entered into an agreement (the “Agreement”) with the Issuer. Pursuant to the terms of the Agreement, Mr. Dwight Mamanteo, a portfolio manager WCI and the non-executive chairman of the Issuer’s Board, may (in his sole discretion) disclose certain non-public information he obtains while a member of the Issuer’s Board to the Wynnefield Reporting Persons and its agents, representatives, attorneys, advisors directors, officers, and employees, provided that the Wynnefield Reporting Persons agree to treat such disclosed information as confidential information in accordance with the with the provisions of this Agreement.

A copy of the Agreement is attached to this Schedule 13D as Exhibit 2 and is incorporated herein by reference as if fully set forth herein. The foregoing summary description of the Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Agreement.

Other than as set forth in this Item 4, the Wynnefield Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Wynnefield Reporting Persons intend to review their investment in the Issuer on a continuing basis, and to the extent permitted by law, may seek to engage in discussions with other stockholders and/or with management and the Board of the Issuer concerning the business, operations or future plans of the Issuer. Depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Wynnefield Reporting Persons may, in the future, take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock, selling shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing its intention with respect to any and all matters referred to in paragraphs (a) through (j) of this Item 4.

CUSIP No. 0000931799	13D/A	Page 11 of 12

Item 6. Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by the addition of the following:

Reference is made to the Agreement described in Item 4 of this Amendment.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit 2	Agreement dated as of April 14, 2015, by and between GlyEco, Inc. and each of Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Partners Small Cap Value, L.P., Wynnefield Small Cap Value Offshore Fund, Ltd., Wynnefield Capital, Inc. Profit Sharing Plan, Wynnefield Capital Management, LLC, and Wynnefield Capital, Inc.

CUSIP No. 0000931799	13D/A	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 16, 2015

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By: Wynnefield Capital Management, LLC,

its General Partner

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

By: Wynnefield Capital, Inc.,

its Investment Manager

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By: /s/ Nelson Obus

Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By: /s/ Nelson Obus

Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN, INC.

By: /s/ Nelson Obus

Nelson Obus, Authorized Signatory

/s/ Nelson Obus

Nelson Obus, Individually

/s/ Joshua Landes

Joshua Landes, Individually

Exhibit 2

AGREEMENT

This Agreement (this “Agreement”) is entered into as of April 14, 2015, by and between GlyEco, Inc., a Nevada corporation (the “Company”) and the parties listed on the Schedule I attached hereto (collectively, the “Wynnefield Group,” and individually, a “member” of the Wynnefield Group).

Whereas, Mr. Dwight Mamanteo, a portfolio manager of Wynnefield Capital, Inc., currently serves as the non-executive Chairman of the Board of Directors of the Company (the “Wynnefield Representative”); and

Whereas, the parties desire, in connection with the foregoing, to make certain covenants and agreements with one another pursuant to this Agreement.

Now, therefore, in consideration of and reliance upon the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1.             (a) The Company understands and agrees that, subject to the terms of, and in accordance with, this Agreement, the Wynnefield Representative may, if and to the extent he desires to do so (in his sole discretion), disclose information he obtains while a member of the Company’s Board of Directors (the “Board”) to members of the Wynnefield Group and its agents, representatives, attorneys, advisors directors, officers, and employees (collectively, the “Affiliates”). As a result, members of the Wynnefield Group may receive certain non-public information regarding the Company. The Wynnefield Group acknowledges that this information is proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company. In consideration for, and as a condition of, the information being furnished to the Wynnefield Group and, subject to the restrictions in this Section 1, its Affiliates, the Wynnefield Group agrees to treat as confidential and not disclose any and all non-public information concerning the Company or any of its subsidiaries or affiliates that is furnished to it or its Affiliates (collectively, “Confidential Material”), in accordance with the provisions of this Agreement.

(b) The term “Confidential Material” does not include information that (i) is or has become generally available to the public other than as a result of a direct or indirect disclosure by the Wynnefield Group or its Affiliates in violation of this Agreement, (ii) was within the possession on a non-confidential basis of the Wynnefield Group prior to its being furnished to it by the Wynnefield Representative, or by or on behalf of the Company or its agents, representatives, attorneys, advisors, directors, officers or employees (collectively, the “Company Representatives”), (iii) is received from a source other than the Wynnefield Representative, the Company or any of the Company Representatives; provided, that in the case of (ii) or (iii) above, the source of such information was not reasonably known by the Wynnefield Group, to be bound by a confidentiality agreement with or other contractual, legal or fiduciary obligation of confidentiality to the Company, or (iv) is independently developed by the Wynnefield Group without any use of or reference to the Confidential Material.

(c) The Wynnefield Group will, (i) keep the Confidential Material strictly confidential and (ii) not disclose any of the Confidential Material in any manner whatsoever except as otherwise permitted herein; provided, however, that the Wynnefield Group may disclose any of such information: (A) to its Affiliates (I) who reasonably need to know such information for the sole purpose of advising the Wynnefield Group and (II) who are informed by the Wynnefield Group of the confidential nature of such information; provided, further, that the Wynnefield Group will be responsible for any violation of this Agreement by its Affiliates, as if they were parties hereto.

(d) In the event that Wynnefield Group or any of its Affiliates is requested or required (by law, rule, regulation, oral questions, interrogatories, requests for information or documents in legal proceedings, subpoena, civil or administrative investigative demand or other similar process) to disclose any of the Confidential Material, the Wynnefield Group shall provide the Company with prompt written notice, to the extent legally permitted, of any such request or requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of a waiver by the Company, the Wynnefield Group or any of its Affiliates are nonetheless compelled to disclose Confidential Material to any tribunal, regulatory authority or agency, the Wynnefield Group or any of its Affiliates may, without liability hereunder, disclose to such tribunal, regulatory authority or agency only that portion of the Confidential Material which is required to be disclosed. In no event will the Wynnefield Group or any of its Affiliates be required to institute legal proceedings of any kind to oppose any such request or requirement to produce Confidential Material.

(e) The Wynnefield Group acknowledges, and will advise its Affiliates, that the Confidential Material may constitute material non-public information under applicable federal and state securities laws, and that the Wynnefield Group shall not, and the Wynnefield Group shall use commercially reasonable efforts to ensure that its Affiliates, do not, trade or engage in any derivative or other transaction, on the basis of such information in violation of such laws. The Company shall notify the Wynnefield Group of any open or closed trading windows for the Company’s common stock applicable to the Company’s Board members contemporaneously with such announcements to the Board and the Wynnefield Group agrees to comply therewith.

(f) The Wynnefield Group agrees to indemnify the Company and its parents, affiliates, officers, directors, stockholders, employees, and agents from and against any losses, costs, fees, or expenses suffered or incurred by the Company or its parents, affiliates, officers, directors, stockholders, employees, and agents arising out of a material breach of its obligations under this Agreement.

2.             Each of the parties represents and warrants to the other party that:

(a)        such party has all requisite company power and authority to execute and deliver this Agreement and to perform its obligations hereunder;

(b)        this Agreement has been duly and validly authorized, executed and delivered by it and is a valid and binding obligation of such party, enforceable against such party in accordance with its terms; and

(c)        this Agreement will not result in a violation of any terms or conditions of any agreements to which such person is a party or by which such party may otherwise be bound or of any law, rule, license, regulation, judgment, order or decree governing or affecting such party.

3.             Each of the Company, on the one hand, and the members of the Wynnefield Group, on the other hand, acknowledge and agree that irreparable damage may occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties will be entitled to seek specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches or threatened breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court of a competent jurisdiction, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with such remedy are hereby waived. In the event either party institutes any legal action to enforce such party’s rights under, or recover damages for breach of, this Agreement, the prevailing party or parties in such action shall be entitled to recover from the other party or parties all costs and expenses, including, without limitation, reasonable attorneys’ fees, court costs, witness fees, disbursements and any other expenses of litigation or negotiation incurred by such prevailing party or parties.

4.             This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona without giving effect to any conflict of law rules that would otherwise cause the application of the laws of any other state. The parties to this Agreement agree that any suit, action or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought any state or federal court located in New York County, New York, and each party irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives any objection it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

5.             If at any time subsequent to the date hereof any provision of this Agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this Agreement, provided that the provision determined to be unenforceable shall not deprive any party hereto of the substantial benefits of this Agreement. Neither party hereto shall directly or indirectly institute any proceeding questioning the enforceability of this Agreement or any provision hereof.

6.             This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby, and this Agreement may be amended only by an agreement in writing executed by all parties hereto. Any of the terms, covenants and conditions of this Agreement may be waived at any time by the party entitled to the benefit of such term, covenant or condition.

7.             For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto and each such executed counterpart shall be, and shall be deemed to be, an original instrument. Executed counterparts may be delivered by facsimile transmission or in portable document format.

8.             All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed given upon (a) the transmitter’s confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, or (c) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:	GlyEco, Inc.
4802 E. Ray Rd. Ste. 23-408
Phoenix, Arizona 85044
Attention: Legal Department
Facsimile: (866) 960-1539
If to any member of the
Wynnefield Group, to:	Wynnefield Partners Small Cap Value, L.P. I
450 Seventh Avenue, Suite 509
New York, New York 10123
Attention: Mr. Nelson Obus
Facsimile: (212) 760-0824
with a copy to
(which shall not constitute notice):	Kane Kessler PC
1350 Avenue of the Americas
New York, New York 10019
Attention: Jeffrey S. Tullman, Esq.
Facsimile: (212) 245-3009

9.             This Agreement and all the provisions hereof are binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests and obligations hereunder may be assigned or delegated by either party without the prior written consent of the other party. Nothing in this Agreement, whether expressed or implied, may be construed to give any person or entity other than the parties any legal or equitable right, remedy or claim under or in respect of this Agreement.

10.           Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said independent counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this Agreement shall be decided without regards to events of drafting or preparation.

[Signature pages follow]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement or caused this Agreement to be duly executed by their respective officers, each of whom is duly authorized, all as of the day and year first above written.

GLYECO, INC.

By:  /s/ Matt Hamilton
        Name:  Matt Hamilton

Title:    General Counsel & Secretary

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

By:  Wynnefield Capital Management, LLC,

 its general partner

By:   /s/ Nelson Obus

Name:  Nelson Obus

Title:    Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

By:  Wynnefield Capital Management, LLC,

its general partner

By:   /s/ Nelson Obus

Name:  Nelson Obus

Title:    Co-Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE OFFSHORE FUND, LTD.

By:  Wynnefield Capital, Inc.

By:   /s/ Nelson Obus

Name:  Nelson Obus

Title:    Co-Managing Member

WYNNEFIELD CAPITAL MANAGEMENT, LLC

By:   /s/ Nelson Obus

Name:  Nelson Obus

Title:    Co-Managing Member

WYNNEFIELD CAPITAL, INC.

By:   /s/ Nelson Obus

Name:  Nelson Obus

Title:    President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

By:  /s/ Nelson Obus

Name:  Nelson Obus

Title:    Authorized Signatory

Schedule I

Wynnefield Partners Small Cap Value, L.P.

Wynnefield Partners Small Cap Value, L.P. I

Wynnefield Small Cap Value Offshore Fund, Ltd.

Wynnefield Capital Management, LLC

Wynnefield Capital, Inc.

Wynnefield Capital, Inc. Profit Sharing Plan